Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated February 9, 2017 with respect to the consolidated balance sheet of Expedia, Inc. and subsidiaries for the year ended December 31, 2016 not separately presented in this Annual Report (Form 10-K) of Liberty Expedia Holdings, Inc. for the year ended December 31, 2016.

/s/ Ernst & Young LLP

Seattle, Washington

February 27, 2017